EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Morningstar, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333‑124783 and 333-176203) of Morningstar, Inc. of our reports dated February 28, 2013, with respect to the consolidated balance sheets of Morningstar, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of earnings, stockholders' equity, cash flows, and comprehensive income for each of the years in the two-year period ended December 31, 2012, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10‑K of Morningstar, Inc.

/s/ KPMG LLP
Chicago, Illinois
February 28, 2013